Room 4561

February 23, 2007

Mr. Fredric B. Anderson
Vice President, Controller and Acting
 Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

> **Re: Intermec, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **File No. 001-13279**

Dear Mr. Anderson:

We have reviewed your response to our letter dated December 1, 2006 in connection with the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note I - Intellectual Property Settlements, page F-33

1.   Please explain to us how you considered paragraph 78 of CON 6 which states that "revenues result from delivering or producing goods, rendering services or other activities that constitute an entity's ongoing major or central operations." As part of your response, tell us whether you have licensed this technology in transactions other than litigation settlements and quantify any revenue recognized under any such licenses during the periods since you acquired the technology. For purposes of this analysis, you should not attribute any revenue to royalties that you believe should have been paid by the laptop manufacturers and that gave rise to the litigation.

2.   If you are able to provide persuasive evidence to us that the perpetual licenses qualify as revenue in accordance with CON 6, you must also address the provisions that suggest that the settlements contain gain elements that would not be considered revenue under CON 6. For example, your response describes a provision stating that the settlement payment "is a compromise in settlement of a dispute, not a reasonable royalty, was not calculated based on an actual or implicit royalty that would have been paid…" Your response does not appear to address the existence of any gain elements and indicates that you treated these settlements as royalty revenue since the agreements included perpetual licenses. We believe that a more appropriate analysis may be to consider these settlements as multiple-element arrangements for which you must have a basis for your allocation entirely to revenue. Please provide us with an analysis of the allocation between the gain and royalty elements and consider referring to EITF 00-21 by analogy. If you lack sufficient evidence of fair value to allocate between these two elements, explain to us why you believe that the entire bundled settlement is more appropriately considered revenue as opposed to a non-operating or operating gain.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding these comments.

                                Sincerely,

                                Mark Kronforst
                                Accounting Branch Chief